Exhibit 99.1

For Immediate Release
September 17, 2008

Petro-Canada Releases Updated Cost Information
For The Fort Hills Project

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, AB – Petro-Canada, the operator and a 60% owner of the Fort Hills Project (Project), along with its Partners in the Fort Hills Energy Limited Partnership, said today that the preliminary results of the Front-End Engineering and Design (FEED) work suggests that estimated costs for the Fort Hills Project have risen considerably. The Project, as currently conceived, consists of an integrated oil sands mine and bitumen extraction plant 90 kilometres north of Fort McMurray, Alberta and the upgrader in Sturgeon County, northeast of Edmonton, Alberta.

The Fort Hills Partners remain fully committed to the Project and are assessing these preliminary estimates and a range of options to reduce or defer capital costs.

While both the preliminary cost data and the Project scope are still under review, initial indications suggest that the estimated capital costs for the Project, as currently conceived, have increased in the range of 50% from those announced when the Partners approved the Design Basis Memorandum for the Project in June 2007.

“We’ve seen a dramatic rise in capital costs in the past year,” said Ron Brenneman, Petro-Canada’s President and Chief Executive Officer. "Once our FEED work is done, we will develop our definitive cost estimate. This will be the basis for our final investment decision."

The major increases are costs associated with construction materials, labour, project management and engineering.

The Fort Hills Partners are discussing options for development of the Project, including the phasing of various aspects of the Project. Selected options are expected to be reflected in the final FEED outcome. Once FEED work is complete, Fort Hills will develop a definitive cost estimate, which will be the basis for the final investment decision planned by the Fort Hills Partners for the fourth quarter of 2008.

Proceeding with the Fort Hills Project is also subject to certain regulatory approvals being received. Fort Hills is working with the regulators and various stakeholders to obtain the necessary approvals.

The first phase of the Project, as currently conceived, is planned to produce 140,000 barrels per day (b/d) of synthetic crude oil. Associated bitumen production is expected to be about 160,000 b/d. First bitumen production is expected to begin in the fourth quarter of 2011, with first synthetic crude oil production from the Sturgeon Upgrader anticipated in the second quarter of 2012. The Fort Hills project is expected to produce up to a total of 280,000 b/d of synthetic crude oil by 2015, once all phases are complete.

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Its common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Peter Symons	Ken Hall
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-4270	Tel: (403) 296-7859

Legal Notice – Forward-Looking Information

This release contains forward-looking information. You can usually identify this information by such words as "plan," "anticipate," "forecast," "believe," "target," "intend," "expect," "estimate," "budget" or other similar wording suggesting future outcomes or statements about an outlook. Below are examples of references to forward-looking information:

• future capital, exploration and other costs and expenditures	• project development and expansion schedules and results
• business strategies and goals (including whether a project will be sanctioned)	• pre-production and operating costs
• construction and repair activities	• future regulatory approvals
• future oil and gas production levels and the sources of their growth	• future results of exploration activities and dates by which certain areas may be developed or may come on-stream

Such forward-looking information is subject to known and unknown risks and uncertainties. Other factors may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to:

• industry capacity	• the effects of weather and climate conditions
• imprecise reserves estimates of recoverable quantities of oil from resource plays, and other sources not currently classified as reserves	• the results of exploration and development drilling, and related activities
• the ability of suppliers to meet commitments	• decisions or approvals from administrative tribunals
• risks attendant with international domestic oil and gas operations	• expected rates of return
• general economic, market and business conditions	• competitive actions by other companies
• fluctuations in oil and natural gas prices and supplies	• refining and marketing margins
• fluctuations in interest rates and foreign currency exchange rates	• actions by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)
• changes in environmental and other regulations	• international political events
• nature and scope of actions by stakeholders and/or the general public

Many of these and other similar factors are beyond the control of Petro-Canada. Petro-Canada discusses these factors in greater detail in filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

We caution readers that this list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information in this release is made as of the date of this release and, except as required by applicable laws, Petro-Canada does not update it publicly or revise it. This cautionary statement expressly qualifies the forward-looking information in this release.